EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

MFA Financial, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of MFA Financial, Inc. of our reports dated February 15, 2018, with respect to the consolidated balance sheets of MFA Financial, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and Schedule IV – Mortgage Loans on Real Estate (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 10-K of MFA Financial, Inc.

/s/ KPMG LLP

New York, New York

May 16, 2018